Tele Nordeste Celular Participações S.A.

CNPJ: 02.558.156/0001-18

NIRE: 26.3.0001109-3

Management Report

To Shareholders,

Pursuant to the legal and statutory provisions, the Management of Tele Nordeste Celular Participações S.A. is pleased to present its Shareholders with the Company’s Management Report and Consolidated Financial Statements together with the reports of the Independent Auditors and Audit Committee for the financial year ending December 31, 2003.

1. Introduction

Throughout 2003, all the initiatives taken by Tele Nordeste Celular and its operating subsidiaries focused on continued profitable growth and retaining market leadership.

Giving continuity to the aggressive expansion of its customer base obtained other the past years, at the end of December 2003, the country possessed approximately 46.4 million cellular lines in service, representing a 32.9% increase in relation to the year before and a 208.5% increase in the last five years. By the end of 2003, the country’s penetration level was at 27.3%.

In the concession area where Tele Nordeste Celular’s subsidiary companies operate, that is, Region I of the General Plan of SMP (Personal Mobile Services) Authorizations, which comprises the states of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, total growth for the year amounted to roughly 22.8%. At present, the cellular penetration rate in the regions totals approximately 14.1%.

The operating companies controlled by Tele Nordeste Celular are: Telepisa Celular S.A., Teleceará Celular S.A., Telern Celular S.A., Telpa Celular S.A., Telpe Celular S.A. and Telasa Celular S.A., the A-band operators in the states of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, respectively. The following table illustrates the stake, which Tele Nordeste Celular holds in each of its subsidiaries’ capital stock:

	% Capital
Company	Voting Shares	Total
Telepisa Celular S.A.	97.66	80.01
Teleceará Celular S.A.	86.30	80.43
Telern Celular S.A.	93.10	76.94
Telpa Celular S.A.	95.03	72.69
Telpe Celular S.A.	95.42	79.83
Telasa Celular S.A.	97.40	79.50

Currently, the operating subsidiaries together have more than 2.2 million subscribers using digital technology (Time Division Multiple Access – TDMA) and GSM (Global System for Mobile Communication). This technology allows the operators to provide the full range of value added services while maintaining analog voice channels for a small percentage of subscribers that still use analog terminals in addition to the subscribers of third party operators where analog technology is still in use or where the digital technology is not TDMA or GSM compatible.

During 2003, Tele Nordeste Celular’s and its operating subsidiaries’ business strategy was directed principally at achieving profitable growth and maintaining market leadership by focusing on the following activities:

a)	Qualitative acquisitions, based on customer value;

b)	Optimization of operational costs and expenses;

c)	Maintenance of rigid control of payment delinquency;

d)	Subscriber retention and loyalty activities;

e)	Development of new services and special tariff plans, focusing above all on the corporate segment.

2. Macroeconomic Context and Business Sector

TIM is one of the largest mobile cellular service companies in Europe and worldwide, with a subscriber base in September 2003 of more than 43.2 million customers, of which more than 8.3 million were located in Brazil at year end.

TIM also holds a controlling interest in Tele Celular Sul Participações S.A. (the holding company which controls the cellular operators of Region II in the states of Paraná and Santa Catarina as well as the city of Pelotas, Rio Grande do Sul) and Maxitel (the Region I cellular operator for the states of Sergipe, Bahia e Minas Gerais), as well as TIM Celular (covering the states of Rio de Janeiro, Espírito Santo, Minas Gerais, Amazonas, Roraima, Amapá, Pará, Maranhão, Bahia, Sergipe, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia, Acre, Federal District and the entire state of São Paulo, whereby TIM is the only company to offer nationwide coverage in Brazil.

Personal Mobile Service (SMP)

Since July 6, 2003, when the new system for mobile phone users to select a long distance carrier went into effect, the VC2, VC3, DSL1 and DSL2 tariffs were eliminated from the SMP service plans.

Even though this represents a change in the way clients make long distance calls, the operating companies believe that it is an adaptation period for both clients and the companies. This change did not result in a significant loss of revenue for the operating companies controlled by Tele Nordeste Celular, since they began offering long distance services through the “41” operator code for national and international long distance calls.

Frequency Acquisition

In July 2003, the operating companies controlled by Tele Nordeste Celular, acquired the additional 1.8 GHz frequency bands and manifested their interest to purchase the 900 MHz frequency bands. These additional frequency bands are being utilized to offer GSM technology services.

Introduction of GSM Technology

In July 2003, GSM technology services were launched by the operating companies Telpe Celular and Teleceará Celular. In December 2003, the other operating companies controlled by Tele Nordeste Celular also began offering GSM technology. As a result, our clients can count on yet another option as well as the quality of TIM services, already recognized by the market.

Code for Long Distance Calls

As of July/2003, TIM introduced the “41” – operator code – which is available for national and international long distance calls from TIM telephones (TDMA and GSM), throughout the entire territory covered by its subsidiary operating companies.

3. Business Development

For Tele Nordeste Celular and its operating subsidiaries, 2003 was also characterized by the continuous pursuit of business performance improvement. The strategy adopted by all Tele Nordeste Celular operating subsidiaries was to seek growth, win market share, obtain subscriber retention and loyalty, develop new products and services, stay always ahead of the competition without losing sight of the focus on growth with profitability.

Among the years most important achievements were the strict control over operational costs, especially through the implementation of a new technology, and tax planning, without forgetting the increase in revenues.

In 2003, the operating subsidiaries upgraded network digitalization to 78.2% of all voice channels with 99% of the subscriber base using digital handsets. The total subscriber base grew by 247 thousand, representing 620 thousand new customers offset against 373.8 thousand disconnections. The TNC group ended the year with a total subscriber base of 2.173 million.

The states comprising TNC’s concession area have a population of approximately 27.2 million. The mobile telephony service coverage is estimated at 75% of this population with a penetration of about 7.7% (Tele Nordeste Celular only). Tele Nordeste Celular’s concession area covers the states of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, extending throughout Brazil and South America (Argentina, Paraguay and Uruguay) through domestic and international roaming agreements.

The following graphs indicate the expansion of Tele Nordeste Celular’s subsidiaries’ subscriber base as of July 1998 and the evolution of cellular telephony penetration in the concession area:

Subscriber base growth

Increase in Cellular Telephone Penetration (%)

The following table indicates the evolution in operations of Tele Nordeste Celular’s subsidiaries since December 1999:

Operational Data	December 1999	December 2000	December 2001	December 2002	December 2003
Population in the Region (millions)	26.0	26.3	27.2	27.2	27.2
Population served (%)	74.0	74.5	75.0	75.0	75.0
Subscriber base (thousands)	1.188	1.511	1.757	1.925	2.173
Post-paid subscribers (thousands)	861	825	785	694	705
Pre-paid subscribers (thousands)	327	686	972	1.231	1,467
TNC’s penetration	4.6	5.7	6.7	6.9	7.7
Estimated market share (%)	69	65	65	59	54
Network digitalization (%)	55.0	73.6	75.0	75.0	78.0
Licensed stores	293	361	409	454	567

Pursuant to the TIM Group strategy regarding innovation and customer focus, Tele Nordeste Celular and its operating subsidiaries believe that continued service innovation and continuous personnel training, coupled with customer service quality are the main factors for success in the Business and Consumer segments. Provided below are the main achievements in 2003:

a) Introduction of GSM (Global System for Mobile Communication) technology.

b) Promotion “Call Me”: An inventive campaign for clients to receive calls. Each minute of calls received in a month becomes free minutes and TIM Torpedoes at the start of the following month. The promotion is aimed exclusively at Prepaid TDMA clients, all of whom are qualified o win bonuses. Each minute of calls received equals 1 point. When a client accumulates 100 points (100 minutes of calls received) within a given calendar month, he or she receives a bonus of 10 minutes of local calls to other TIM cellular phones in the following month, plus 100 TIM Torpedoes, valid for a 30-day period.

c) Active Telemarketing for divulging the Long Distance carrier code “41”.

d) Domestic commercial partnership between TIM and the cable TV station Cartoon Network with the development of thematic products and services with the right to use the Cartoon logo and characters;

e) “Nosso Link” Plan, a data plan catering to corporate clients that use GSM technology, which mainly utilize cellular service for data transmission.

4. Economic and Financial Performance

For the first time since 1966, the US dollar ended the year at a lower value in relation to the Brazilian currency. As an emerging market, Brazil has been consolidating its economy, whereby the Brazilian real (R$) ended the year with the fifth highest consolidated increase in value worldwide.

Tele Nordeste Celular’s management believes that the company’s economic and financial performance was particularly impressive thanks to the strategies adopted, which ensured that all the operating targets for the 2003 fiscal year were successfully met.

Net Operating Revenue – Consolidated net operating revenues were R$ 999.5 million, 8.5% above the preceding fiscal year. Year-on-year net revenue from services grew by 3.9% thanks to the implementation of loyalty and retention initiatives in the post-paid segment, especially at the corporate subscriber level. This item was also boosted from actions designed to enhance revenues from the pre-paid market. Another important factor was the control of delinquency levels with the associated reduction in costs. Net operating revenue generated from the sale of cellular handsets and accessories was R$ 94.5 million, 87.5% more than in 2002. This growth is due to the tactical change regarding the distribution of handsets in the concession areas of the operating subsidiaries controlled by Tele Nordeste Celular.

EBITDA and EBIT – Consolidated EBITDA (profit before interest, direct taxes, depreciation and amortization) was R$ 408.9 million and 40.9% of the consolidated net operating revenue. Consolidated EBIT (profit before interest and direct taxes) was R$ 195.9 million, or 19.6% of net consolidated operating revenue in 2003.

Net Income – Consolidated net income was R$ 207.5 million, which translates into a year-on-year growth of 75.0%. This result stems from a series of joint actions aimed to achieve that which was outlined in the strategic plan of Tele Nordeste Celular’s and its operating subsidiaries’ strategic plan, that is, to achieve growth with profitability. It is also important to point out the significant fiscal review work carried out, which is reflected by the 75% income tax exemption granted by ADENE (Northeast Development Agency).

Financing – Tele Nordeste Celular ended the 2003 fiscal year with consolidated liabilities in the form of loans and financing worth R$ 80.7 million, all in foreign currency (US Dollars), for which the foreign exchange risk was eliminated through the use of hedging instruments.

Dividends – The Board of Directors proposes to pay dividends of R$ 30.4 million for the 2003 fiscal year, as well as to realize a part of the special dividend reserve payable, created in the end of fiscal 2001, in the amount of R$ 10.3 million, totaling a dividend distribution of R$ 40.7 million.

Capital Markets - Tele Nordeste Celular’s shares began trading on the São Paulo Stock Exchange – BOVESPA on September 21,1998 (Preferred stock) and September 25, 1998 (Common stock). The company’s ADR’s were traded on the New York Stock Exchange – NYSE as from November 16, 1998.

The drop in country risk, record trading volume on the São Paulo Stock Exchange (BOVESPA) and the pricing correction of telecom companies are some of the events that marked the capital markets in 2003.

In the domestic market, the IBOVESPA posted a 97.3% consolidate increase, while the company’s common stock went up 20.2% and preferred stock up 51.3% in the same period. Since their listing in September 1998, the common and preferred shares have appreciated 203.0% and 703.9%, respectively.

In the US market, while the Dow Jones Industrial Average went up 25.0% in 2003, TNC’s ADR’s reported an increase of 82.3%. Since their listing in November 1998, the company’s ADR’s have appreciated 162.7%.

On the final trading day of the BOVESPA in 2003, the common and preferred nominative shares closed at R$ 3.03 and R$ 4.10 per lot of thousand shares, respectively. The ADR’s (corresponding to 20,000 preferred shares) closed on the final NYSE trading day of the year at US$ 28.24.

The following graphs show the trend in Tele Nordeste Celular’s shares in the Brazilian and US markets:

São Paulo Stock Exchange – BOVESPA 2003

New York Stock Exchange – NYSE 2003

5. Investments

Tele Nordeste Celular and its operating subsidiaries have as benchmarks of excellence, continual technological development and the pursuit of quality in customer services.

Together, Tele Nordeste Celular and its operating subsidiaries invested R$ 293.7 million, mainly in the implementation of its GSM network and optimization of its TDMA plant, as well as in the development of new subscriber products and services and in the acquisition and development of new systems for responding more rapidly to customer requirements.

6. Commitments with ANATEL

The companies controlled by Tele Nordeste Celular Participações S.A. were concessionaires of the Cellular Mobile Telephone System (“SMC”) and other activities necessary or useful in the performance of these services. Due to the Authorization Instruments entered into between the operating subsidiaries and ANATEL (National Telecommunications Agency) on December 10, 2002, said companies became authorized companies of the Personal Mobile Service in the geographic area of the subsidiaries for an unspecified period of time, for which the Authorization Instruments substituted the concession agreements.

The operating companies controlled by Tele Nordeste Celular, as well as all other operating companies in Brazil, possess network and customer service quality commitments established in the SMP Authorization Instrument, all Tele Nordeste Celular operating companies having met all their network and customer service quality obligations in 2003.

7. Human Resources

The primary focus of the Human Resources area in 2003 was to create, implement and improve systems, tools and processes that would allow for a more detailed analysis of existing resources at the Company, as well as plan and develop actions aligned with the company’s business strategy and with a positive impact on business results.

The area’s performance was backed by the following achievements:

•	Organizational Climate Survey

•	Training of Internal Instructors

•	Succession Plan – Aimed at ensuring that key company positions be exercised by contributive, competent and motivated people, and that a substitution plan exists for each one of these positions.

•	Performance Assessment – Implemented for purposes of ensuring that the work carried out by each employee is in conformity with what the organization expects in terms of collective achievement.

•	Implementation of TIM Values – Through the sharing of values, TIM wishes to consolidate its culture and create its own identity, capable of integrating people to achieve common objectives.

•	Variable Compensation Policy – Implemented with the objective of promoting team motivation and a high performance level among sales channels, whereby its design is aligned with the strategic plan of the business, TIM’s remuneration policy and the market.

•	Internship Program and Award (IEL-Instituto Euvaldo Lodi) – Friend of Students company award.

•	Quality of Life – Continuity of programs in the occupational health area, systematically monitoring preventive actions that aim to reduce leave of absence rates.

In December 2003, Tele Nordeste Celular and its operating subsidiaries had a total of 1,654 coworkers, which number included employees and outsourced personnel.

8. Comments Relative to CVM Instruction No. 381/03

As provided in Article 2 of CVM Instruction No. 381/03, we hereby inform that we have hired Ernst & Young Serviços Tributários to provide specialized advice in order to obtain the fiscal incentive from the Northeast Development Agency ADENE) for the Tele Nordeste Celular operating subsidiaries, to wit: Telasa Celular S.A., Telpe Celular S.A., Telpa Celular S.A., Telern Celular S.A., Teleceará Celular S.A. e Telepisa Celular S.A.. Provided below is the information requested by said Instruction:

The contracting took place in fiscal 2003. Use of the fiscal benefit object of the engagement comprised the fiscal year of 2002 and will go on until fiscal 2012.

The estimated fees for the services described above represent roughly 28% of the auditing fees charged for the fiscal benefit fruition period.

Considering that the works contracted refer to specialized advice services for obtaining fiscal benefits from the Northeast Development Agency (ADENE), as well as that the recording of said benefit will only take place upon receiving the necessary approvals, we believe that these activities do not imply in a loss of independence, existence of a conflict of interests, or objectivity by our independent auditors.

9. Subsequent Event

The Special Shareholders’ Meetings held on January 30, 2004, approved the incorporation of the operating companies controlled by Tele Nordeste Celular (Telasa Celular, Telpa Celular, Telern Celular, Teleceará Celular and Telepisa Celular) by Telpe Celular. As a result, Telpe Celular’s name was changed to TIM Nordeste Telecomunicações and now encompasses the states of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

The objective of the incorporation of the operating companies by Telpe Celular was to integrate the activities of the six operating companies that pertain to a same business group, taking advantage of synergies, allowing for the expansion of Telpe Celular’s operations, reducing expenses relating to maintaining six distinct legal structures and concentrating the liquidity of shares of operating companies controlled by Tele Nordeste Celular.

Due to this operation, Telpe Celular, now TIM Nordeste Telecomunicações, will become an even healthier company, with an expanded business area, which will generate a more business efficient company in an area that was previously occupied by six distinct companies. Furthermore, this operation aims to concentrate share liquidity of operating companies controlled by Tele Nordeste Celular.

10. Acknowledgments

Finally, Tele Nordeste Celular’s management would like to thank its Shareholders, Subscribers, Governments, Suppliers and Financial Institutions for their support and trust and particularly our employees for their dedication and effort.

MANAGEMENT